SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(b) AND (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                Q.E.P. CO., INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, par value $.001
                         -----------------------------
                         (Title of Class of Securities)

                                    74727K10
                                    --------
                                 (CUSIP Number)

                                       N/A
                                       ---
            (Date of Event Which Requires a Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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      1        Names of Reporting Persons/I.R.S. Identification Nos. of Above
               Persons (Entities Only)

               Lewis Gould, individually and as Trustee of a Voting Trust

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      2        Check the Appropriate Box if a Member of a Group         (a) [X]
               (See Instructions)                                       (b)

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      3        SEC Use Only

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      4        Citizenship or Place of Organization

               USA

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                             5    Sole Voting Power
        NUMBER OF                 1,650,091
          SHARES          ------------------------------------------------------
       BENEFICIALLY          6    Shared Voting Power
         OWNED BY                 None
           EACH           ------------------------------------------------------
        REPORTING            7    Sole Dispositive Power
          PERSON                  1,160,235
           WITH           ------------------------------------------------------
                             8    Shared Dispositive Power
                                  489,856

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      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               1,650,091

--------------------------------------------------------------------------------
     10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)                                          [ ]

--------------------------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               48.1%

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     12        Type of Reporting Person (See Instructions)

               IN

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                                       2

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      1        Names of Reporting Persons/I.R.S. Identification Nos. of
               Above Persons (Entities Only)

               Susan J. Gould

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      2        Check the Appropriate Box if a Member of a Group        (a) [X]
               (See Instructions)                                      (b)

--------------------------------------------------------------------------------
      3        SEC Use Only

--------------------------------------------------------------------------------
      4        Citizenship or Place of Organization

               USA

--------------------------------------------------------------------------------
                             5    Sole Voting Power
        NUMBER OF                 None
          SHARES          ------------------------------------------------------
       BENEFICIALLY          6    Shared Voting Power
         OWNED BY                 None
           EACH           ------------------------------------------------------
        REPORTING            7    Sole Dispositive Power
          PERSON                  None
           WITH           ------------------------------------------------------
                             8    Shared Dispositive Power
                                  489,856

--------------------------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               489,856

--------------------------------------------------------------------------------
     10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)                                           [ ]

--------------------------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               14.5%

--------------------------------------------------------------------------------
     12        Type of Reporting Person (See Instructions)

               IN

--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  Q.E.P. Co., Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1081 Holland Drive
                  Boca Raton, FL  33487

Item 2.

         (a)      Name of Persons Filing:

                  Lewis Gould, individually and as Trustee, and Susan J. Gould

         (b)      Address of Principal Business Office or if None, Residence:

                  1081 Holland Drive
                  Boca Raton, FL  33487

         (c)      Citizenship:

                  USA for all Reporting Persons

         (d)      Title of Class of Securities:

                  Common Stock, par value $.001

         (e)      Cusip Number:

                  74727K10

Item 3.

         N/A

Item 4.  Ownership

         (1)(a) Amount Beneficially Owned by Lewis Gould, individually and as Trustee of a Voting Trust: 1,650,091

                  Represents (1) 1,104,810 shares held of record and options to purchase 55,425 shares by Lewis Gould, individually; and (2) 468,190 shares held of record and options to purchase 21,666 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

         (1)(b)   Percent of Class: 48.1%

         (1)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           1,650,091

                  (ii)     Shared power to vote or to direct the vote:
                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  1,160,235

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   489,856

         (2)(a)   Amount Beneficially Owned by Susan J. Gould:         489,856
                  Represents 468,190 shares held of record and options to purchase 21,666 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

         (2)(b)   Percent of Class: 14.5%

         (2)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           None

                  (ii)     Shared power to vote or to direct the vote:
                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   489,856

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  Lewis Gould
                  Susan J. Gould

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10. Certification

                  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001




                                           /s/ Lewis Gould
                                        ----------------------------------------
                                        Lewis Gould, individually and as
                                        Trustee of a Voting Trust

                                           /s/ Lewis Gould
                                        ----------------------------------------
                                        Susan J. Gould
                                        by Lewis Gould as attorney-in-fact

                                    EXHIBITS

Exhibit A         Joint Filing Statement

Exhibit B         Power of Attorney*

Exhibit C         Voting Trust Agreement*

---------------------

         *Incorporated by reference from the filers' Schedule 13G, as amended, filed with the Commission on February 17, 1998.

                                    Exhibit A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 14th day of February, 2001.

                                           /s/ Lewis Gould
                                       -----------------------------------------
                                       Lewis Gould, individually and as Trustee
                                       of a Voting Trust dated August 2, 1996




                                           /s/ Lewis Gould
                                       -----------------------------------------
                                       Susan J. Gould
                                       by Lewis Gould as attorney-in-fact